

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2020

Jim Dondero
Chief Executive Officer
NexPoint Real Estate Finance, Inc.
300 Crescent Court
Suite 700
Dallas, TX 75201

> **Re: NexPoint Real Estate Finance, Inc.**
> **Confidential Draft Registration Statement on Form S-11**
> **Submitted June 26, 2020**
> **CIK No. 0001786248**

Dear Mr. Dondero:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Justin S. Reinus, Esq.